Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-129831
(Supplementing Final Prospectus Dated April 10, 2006 Filed Pursuant to Rule 424(b)(3))

SkyWest, Inc.

Free Writing Prospectus Dated April 13, 2006

The information in this free writing prospectus supplements the information contained in, and should be read together with, the final prospectus dated April 10, 2006 (including the documents incorporated by reference therein).

On April 12, 2006, the Salt Lake Tribune published an article regarding SkyWest, Inc. (“SkyWest”), the full text of which is reproduced below. Referring to the article in general and the title and first and third paragraphs in particular, SkyWest disclaims any discussions or negotiations with Delta Air Lines (“Delta”) regarding a possible transaction involving the acquisition of Comair. SkyWest believes that the statements attributed to SkyWest in the first and third paragraphs of the article were taken out of context. Although SkyWest remains committed to a strategy of growth and diversification, it has had no discussions with Delta regarding a possible acquisition of Comair.

For clarification, SkyWest also notes that the information set forth in the article was not prepared or reviewed by SkyWest in advance of its publication and, with the exception of the statements attributed directly to Mr. Rich, constitutes the author’s opinion, which is not endorsed or adopted by SkyWest.

Salt Lake Tribune Article

SkyWest says it’s open to buying Comair

Labor woes: The Delta subsidiary asked a judge for the OK to void its contract with its flight attendants

By Paul Beebe

The Salt Lake Tribune

SkyWest Inc., which bought one Delta Air Lines subsidiary last year, would be open to the possibility of buying the other subsidiary if it could design a suitable deal, SkyWest’s chief financial officer said Tuesday.

Last month, Delta’s top financial officer said his company might explore the possibility of a sale of its regional carrier Comair to help raise money if the subsidiary could be restructured. Comair and Delta filed for bankruptcy protection in September.

“We have no idea what Delta is thinking regarding Comair, although if it looks like there’s a deal that fits with our corporate objectives we would be open-minded,” SkyWest CFO Bradford Rich said after speaking at the Utah chapter of the Association for Corporate Growth’s annual conference in Salt Lake City.

SkyWest bought Atlantic Southeast Airlines (ASA) on Sept. 7, a week before Delta sought protection from its creditors. The $425 million deal turned SkyWest into the largest regional airline in the country, with almost 400 aircraft and a coast-to-coast span with operations based in St. George and Atlanta.

During his speech, Rich said the ASA acquisition brought a lot of unfamiliar attention to SkyWest, which also owns SkyWest Airlines. In light of the airline industry’s troubles, the deal attracted critics who questioned whether SkyWest, based in St. George, had the “corporate personality” to make the acquisition work, he said.

The outcome apparently isn’t clear. Last week, SkyWest forecast first-quarter earnings in a range trailing Wall Street’s average estimate of 62 cents a share. The company cited “atypical” factors, such as a smaller performance incentive payment for failing to meet certain operational objectives. SkyWest flies for Delta and United Airlines. It didn’t identify which carrier will reduce its incentive payment.

“In a couple of years, we’ll see if it was worthy of the attention,” Rich said.

In a related matter, SkyWest on Tuesday began the public offering of 4 million shares of its common stock at a price of $26.05 a share. The sale, expected to end Monday, should raise $99.3 million. Rich said the proceeds will be used to repay $90 million that SkyWest borrowed to finance the ASA acquisition.

SkyWest initially announced the offering a week after the stock reached a record high $32.84 a share on Nov. 11. It pulled the sale when the stock began a decline that didn’t end until mid-January, when it bottomed out at $26.02.

Comair operates 871 daily flights to 108 cities in the United States, Canada and the Bahamas. The company has labor problems similar to those that Delta has with its pilots, who have threatened to strike if their contract is rejected. Comair has asked a bankruptcy judge for permission to void its contract with its unionized flight attendants and impose $8.9 million in wage cuts.

Comair says it needs to reduce the wages and benefits of 970 flight attendants as part of a plan to cut $42 million in annual costs. Without the cut, the carrier has said it will have to cease operations. U.S. Bankruptcy Court Judge Adlai Hardin could rule as soon as Saturday on Comair’s motion.

In the dispute between Delta and its 6,000 pilots, an arbitration panel is expected to decide Saturday whether the company can force $305 million in annual pay reductions. Pilots have promised to walk off their jobs soon if that happens. No date has been set, but the chairman of the union’s executive committee has been authorized to call a strike anytime after Monday.

A look at Comair and SkyWest Inc.

Comair

Flies for: Delta Air Lines

Headquarters: Erlanger, Ky., across the Ohio River from Cincinnati

Founded: 1977. It became a subsidiary of Delta in 2000

Employees: 6,400

Flights: 871

Cities served: 108 in the United States, Canada and the Bahamas

Customers: 13.1 million in 2005

Fleet: 169 Bombardier CRJ regional jets

SkyWest Inc.*

Flies for: Delta, United Airlines

Headquarters: St. George

Subsidiaries: SkyWest Airlines (St. George), Atlantic Southeast Airlines (Atlanta)

Founded: 1972

Employees: 14,000

Flights: 1,981

Cities served: 264 in the United States, Canada, Mexico and the Caribbean

Customers: 28.6 million in 2005

Fleet: 179 Bombardier CRJ regional jets, 141 Canadair regional jets, 62 Embraer turboprops, 12 ATR turboprops

* SkyWest and ASA statistics are combined

Source: SkyWest, Comair

*              *              *

Forward-Looking Statements

In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed transaction, expected synergies, and anticipated future financial operating performance and results. Such statements encompass SkyWest’s beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this release are made as of the date hereof and are based on information available to SkyWest as of such date. SkyWest assumes no obligation to update any forward-looking statement. Actual results will vary, and may vary materially, from those anticipated, estimated, projected or expected for a number of reasons, including, among others: Delta’s bankruptcy proceedings; the failure to integrate the operations and employees of SkyWest and Atlantic Southeast Airlines, Inc. (“ASA”) and achieve the anticipated synergies as a result of the acquisition; the failure to successfully operate as anticipated under the terms of the Delta Connection Agreements and the United Express Agreement; the impact of negotiations with ASA’s organized labor forces and the impact of the costs of such labor forces on SkyWest’s operations and financial condition; the failure to accurately forecast acquisition-related costs; and the challenges of competing successfully in a highly competitive and rapidly changing industry. Other factors that may cause actual results to vary from SkyWest’s expectations include developments associated with fluctuations in the economy and the demand for air travel; bankruptcy proceedings involving Delta and United; ongoing negotiations between SkyWest and its major partners regarding their contractual relationships; variations in market and economic conditions; employee relations and labor costs;  rapidly escalating fuel costs; the degree and nature of competition; potential fuel shortages in markets where SkyWest Airlines, Inc. (“SkyWest Airlines”) or ASA operate; the impact of weather-related or other natural disasters on air travel and airline costs; the ability of SkyWest Airlines and ASA to expand services in new and existing markets and to maintain profit margins in the face of pricing pressures; aircraft deliveries; SkyWest’s ability to obtain financing; and other unanticipated factors. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in SkyWest’s filings with the Securities and Exchange Commission, including the section of the SkyWest’s final prospectus dated April 10, 2006, entitled “Risk Factors.”

SkyWest has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for this offering and other documents SkyWest has filed with the SEC for more complete information about SkyWest and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SkyWest, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. collect at (212) 449-1000.